[Internet Cable Corporation Logo]

                                                           Michael F. Mulholland
                                            Chairman and Chief Executive Officer

February 15, 2001

Mr. Joseph Melanson
9 Grenfell Crescent
Markham, ON L3P-1S6

Dear Joe:

I received your February 12, 2001 letter faxed to me on February 13, 2001 with your notice of intent to resign as director of Internet Cable Corporation ("ICC"). ICC is surprised and disappointed on several levels. We are pleased, however, that you will continue to serve ICC and its shareholders as an officer of the company. We look forward to working with you in developing ICC's valuable opportunities in its wireless and cable businesses throughout North America, and particularly in your home of Canada.

In candor, there are particular statements in your February 12, 2001 letter that require comment and clarification. Just days before your letter, we were discussing a meeting here at the corporate headquarters (Tuesday, February 13th) to discuss our plans going forward. We unfortunately had to cancel that meeting due to the fact that our targeted funding source was cancelled. During our phone discussion you never indicated to me or to anyone on ICC's Board, for that matter, any intent to resign as a director. Thus, on both a personal and professional level, the ICC Board was surprised by your fax.

Certain points raised by you also require comment. At all times, ICC provided all of the directors and management with all the same material information. For example, ICC's Board packages included detailed financial presentations, which were explained in detail by ICC's Management at Board meetings. Our review of our files does not indicate a single instance in which you or any other board member was denied financial information.

You are correct that ICC, similar to many companies, has appointed outside directors to crucial committees such as Audit/Finance or Compensation. Knowing this, you seconded the motion during the June 15, 2000 Directors' Meeting approving the charter for the Audit Committee. Indeed, in that discussion during the Board Meeting, outside director Losier expressed concern about his ability to spend time on details presented at the Committee level. As explained during that June 15, 2000 meeting, the role of outside directors is to scrutinize the details, criticize management and make recommendations. Also, you never expressed concern or dissent to the Committee appointments also made at the June 15, 2000 Directors Meeting. You are correct that you are not part of these outside director committees. It would be inappropriate, and possibly illegal, for any of the ICC's officers to serve on its Board's Compensation Committee (reviewing his own compensation) and certainly on ICC's Audit/Finance Committee which is charged with responsibility of providing independent review of financials and providing criticism of management, along with ICC's outside auditors, PriceWaterhouseCoopers. You were aware of this need for outside directorships and at the first meeting of the Board in January 2000 you moved for appointment of Mark Kearney, Esq. as Chair of these Committees. You thereafter voted to approve the appointment of PriceWaterhouseCoopers as outside auditors.

ICC's outside director committees held extensive, multi-hour meetings reviewing the details. Their role has been fulfilled. However, as you know from our last meeting on October 30, 2000, when a member of the Board questioned the Committee's conclusions, the Committee listened to all directors and amended their findings. Your example of the stock options is a perfect example of this deliberative process. The Board raised specific concerns about the amount of options and their allocation to the Compensation Committee. The Compensation Committee agreed to review the concerns in light of the Board's detailed concerns. The Board approved the request of the Compensation Committee to review the issues and provide a resolution addressing the Board's concerns. Following weeks of review, the Compensation Committee circulated a resolution that detailed the stock option review. As stated during the Board meeting, the Compensation Committee decided, in exercise of its judgment as outside directors, to award options based on fairness among several members of management. The Compensation Committee debated these issues at length. Unfortunately, as management directors, you and I were not able to vote on, or debate these issues, nor should we.

You are correct that you have raised concerns at the Board level on issues concerning ICC. I cannot recall a single instance where you were told that your ideas were not valid. The outside directors may have, at times, disagreed with your conclusions. In the end, the majority of the Board approves actions. At all times, however, the Board has listened to, and in many cases followed your ideas and concerns. ICC's Board minutes confirm your active role, and the Board's response to your concerns.

In response to your allegations that you have not been properly advised of the financial affairs of the company, you were always very aware, during your entire tenure as a Board member with ICC, of our precarious financial condition due to the fact that our company was underfunded from the start. You have known that I have not taken a pay since June of 2000 and all of the executives at the corporate office have deferred receipt of payroll from time to time in order to stretch our cash position, while working feverishly to implement our new annuity oriented business model. You also have known that I have personally funded this company with personal loans. On a continuing basis I have explained to you how tight our cash flow was and how important it was to control expenses. You and I have not attended several important cable conferences because of the fact. I also informed you many times that Bill Walsh, our CFO, and Rick Steele, our Controller, attended to the financial details of our public company on a day-to-day basis.

You have known from the start, in January of 2000, that I would not even chance moving you and your family until we knew ICC's financial situation was stable. Being aware of that fact, you petitioned me to be nominated for a board position, to which I obviously agreed. Based on these facts, I totally disagree with your reasons and the justification for your resignation.

At your request, however, ICC will accept your resignation as a director of ICC, and will file appropriately. We look forward to working with you on our multiple opportunities as an officer of ICC.

Yours truly,

/s/ Mike
---------------------
Michael F. Mulholland